

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2014

Via Email
J. Michael Edge
Interim Chief Financial Officer
SWS Group, Inc.
1201 Elm Street
Suite 3500
Dallas, Texas 75270

> **Re: SWS Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed September 5, 2013**
> **Response dated June 11, 2014**
> **File No. 000-19483**

Dear Mr. Edge:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by within ten business days by providing the requested information or by advising us when you will provide the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Item 1A. Risk Factors, page 15

1. We note your response to comment one and continue to believe that your agreements with Hilltop and Oak Hill, the outstanding shares and warrants, and their board representation result in significant influence, if not significant control, warranting risk factor disclosure. Please provide risk factor disclosure in future filings describing the control these parties can exert over your business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 56

2. We note your response to comment two. Please revise the descriptions of the credit agreements to name the creditors.

Item. 11. Executive Compensation, page 70

3. We note that in your response to comment three, with respect to Mr. Ross and Ms. Hodges, you state that you did not disclose the pre-tax income budget because the budget was not used by the Compensation Committee in determining the amount of the cash incentive because the Company was not profitable in 2013. Please note that if the pre-tax income budget was a target for the purpose of determining incentive compensation, it is required disclosure. The fact that you did not pay incentive compensation because the goal was not met is not relevant in determining whether to disclose the goal. Please confirm that you will provide incentive compensation goals in future filings or provide more information about why the goal was not used.

4. We note your response to comment four. Please disclose the "other non-financial goals and objectives" and the "financial risk management objective" that resulted in incentive compensation to Ms. Hodges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director